February 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Leo Holdings Corp.

Registration Statement on Form S-1

Filed January 18, 2018, as amended

File No. 333-222599

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Leo Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on February 8, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 355 copies of the Preliminary Prospectus, dated February 5, 2018, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

Citigroup Global Markets Inc., as Representative of the Several Underwriters

By:	/s/ RODERICK HOOD
Name:	Roderick Hood
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request Letter]